Exhibit I

CAPITAL PRODUCT PARTNERS L.P. SCHEDULES FOURTH QUARTER 2011

EARNINGS RELEASE, CONFERENCE CALL AND WEBCAST

ATHENS, Greece, January 12, 2012 - Capital Product Partners L.P. (Nasdaq: CPLP) today announced that, before the NASDAQ market open on January 31, 2012, it will release financial results for the fourth quarter ended December 31, 2011. Following the earnings release, Ioannis Lazaridis, Chief Executive Officer and Chief Financial Officer, will host an interactive conference call on Tuesday, January 31, 2012, at 10:00 am Eastern Time (U.S).

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-(866) 966-9439 (from the US), 0(871) 700-0345 (from the UK) or +(44) 1452 555 566 (from outside the US). Please quote “Capital Product Partners.”

A replay of the conference call will be available until February 7, 2012. The United States replay number is 1(866) 247-4222; from the UK 0(845) 245-5205; the standard international replay number is (+44) 1452 550 000 and the access code required for the replay is: 43146607#

Slides and Audio Webcast:

There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. The Partnership currently owns 27 vessels, including two VLCCs (Very Large Crude Carriers), four Suezmax crude oil tankers, 18 modern MR tankers, two small product tankers and one capesize bulk carrier. Most of its vessels are under medium- to long-term charters to BP Shipping Limited, Overseas Shipholding Group, Petrobras, Arrendadora Ocean Mexicana, S.A. de C.V., Cosco Bulk Carrier Co. Ltd and Capital Maritime & Trading Corp.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

CPLP-F

Contact Details:

Capital GP L.L.C. Ioannis Lazaridis, CEO and CFO	Investor Relations / Media Matthew Abenante
+30 (210) 4584 950	Capital Link, Inc. (New York)
E-mail: i.lazaridis@capitalpplp.com	Tel. +1-212-661-7566
E-mail: cplp@capitallink.com
Capital Maritime & Trading Corp.
Jerry Kalogiratos, Finance Director
+30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com